SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                        Westin Hotels Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   960 377 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55304

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kalmia Investors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,641

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     17,641

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Smithtown Bay, LLC


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,641

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     17,641

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Merced Partners Limited Partnership


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [_]



3. SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,641

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     17,641

10.   SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Capital Management, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,641

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     17,641

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Frey


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     17,641

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     17,641



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  960377109
           -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John D. Brandenborg


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER



8.   SHARED VOTING POWER

     17,641

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     13.01%



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.01%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No.  960377109
           -----------

         This Amendment No. 3 to Schedule 13D (the "Schedule") relates to the tender offer filed on July 24, 2003 on Schedule TO, as amended, by Kalmia Investors, LLC, a Delaware limited liability company, to purchase up to 79,917 units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Issuer"), for a purchase price of $550 per Unit, without interest, and less the amount of any distributions declared or paid on or after July 7, 2003 in respect of each Unit, upon the terms and conditions set forth in the related Agreement of Sale (also filed on July 24, 2003)(collectively with the Schedule TO, the "Offer"). As of 5:00 pm, Eastern time, on Friday, August 29, 2003, 6,658 Units have been validly tendered and not withdrawn, and payment is expected to be made as promptly as practicable after the Issuer processes the transfer of such Units on its books and records.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Kalmia to purchase the tendered Units is $3,661,900.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

         As of 5:00 pm, Eastern time, on Friday, August 29, 2003, 6,658 Units, at a price $550 per Unit, have been validly tendered and not withdrawn, and payment is expected to be made as promptly as practicable after the Issuer processes the transfer of such Units on its books and records.

         As of August 29, 2003, the Reporting Persons may be deemed to be the beneficial owner of 17,641 Units, or 13.01% of the outstanding Units of the Issuer.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   September 8, 2003
                                                   -----------------
                                                         (Date)


KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager


By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MERCED PARTNERS LIMITED
PARTNERSHIP

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------


JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------

                                    Exhibit A

                                    Agreement

         Each of the undersigned agree that this Amendment No. 3 to Schedule 13D dated September 8, 2003 relating to the limited partnership interests of Westin Hotels Limited Partnership is being filed on behalf of the undersigned.


KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MERCED PARTNERS LIMITED
PARTNERSHIP

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------


JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------








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